UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                      _________________________

                            SCHEDULE 13G

                      _________________________

              INFORMATION TO BE INCLUDED IN STATEMENTS
    FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                THERETO FILED PURSUANT TO RULE 13d-2



                      Premier Exhibitions, Inc.
                          (NAME OF ISSUER)

              Common Stock, Par Value $.0001 per Share
                   (TITLE OF CLASS OF SECURITIES)

                              74051E102
                           (CUSIP NUMBER)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [   ]   Rule 13d-1 (b)
  [ x ]   Rule 13d-1 (c)
  [   ]   Rule 13d-1 (d)



_________________________

* The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 74051E102                        13G                 Page 2 of 6 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         Joseph B. Marsh

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)    [   ]
         (b)    [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States of America

NUMBER OF SHARES                          5.      SOLE VOTING POWER: 29,828
BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH             6.      SHARED VOTING POWER:   0

                                          7.      SOLE DISPOSITIVE POWER: 29,828

                                          8.      SHARED DISPOSITIVE POWER: 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,828

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.0%

12.      TYPE OF REPORTING PERSON: IN

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CUSIP NO. 74051E102                        13G                 Page 3 of 6 Pages

This Schedule 13G is being filed on behalf of Joseph B. Marsh with respect to the common stock, par value $.0001 per share (the "Common Stock") of Premier Exhibitions, Inc., a Florida corporation (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Premier Exhibitions, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326

ITEM 2 (a)        NAME OF PERSON FILING:
                  Joseph B. Marsh

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  Joseph B. Marsh
                  11006 Bridge House Road
                  Windermere, FL 34786

ITEM 2 (c)        CITIZENSHIP:
                  Mr. Marsh is a citizen of the United States of America.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.0001 per share

ITEM 2 (e)        CUSIP NUMBER:
                  74051E102

ITEM (3)          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (   )  Broker or Dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
                  (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   (   )  Insurance Company as defined in Section 3(a)(19)
                               of the Act
                  (d)   (   )  Investment Company registered under Section 8 of
                               the Investment Company Act of 1940
                  (e)   (   )  An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);

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CUSIP NO. 74051E102                        13G                 Page 4 of 6 Pages

                  (f)   (   )  An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   (   )  A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)   (   )  A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act;
                  (i)   (   )  A church plan that is excluded from the
                               definition of an investment  company under
                               Section  3(c)(14) of the Investment Company Act;
                  (j)   (   )  A Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box.
          [   ]

ITEM 4.   OWNERSHIP

                  (a)   Amount Beneficially Owned:
                        29,828
                  (b)   Percentage of Class:
                        1.0% (based on the 29,997,641 shares of Common Stock reported to be outstanding by the Issuer as of October 3, 2007)
                  (c)   Number of shares as to which such person has:
                        (i)    sole power to vote or to direct the vote: 29,828
                        (ii)   shared power to vote or to direct the vote: 0
                        (iii) sole power to dispose or to direct the disposition of : 29,828
                        (iv) shared power to dispose or to direct the disposition of: 0
                  Mr. Marsh has the power to vote and dispose of the Common Shares owned by him.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that 5 percent of the class of securities, check the following [x]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

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CUSIP NO. 74051E102                        13G                 Page 5 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable.

ITEM 10.  CERTIFICATION (if filing pursuant to Rule 13d-1(c))

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 74051E102                        13G                 Page 6 of 6 Pages


                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007




                                                            /s/ Joseph B. Marsh
                                                            --------------------